ATCO
GROUP

Corporate Office

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

July 30, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release dated July 30, 2004 - Dividend Declaration

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

ATCO Ltd.
A Member of the ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

FILE NO. 82-34744

CU
CANADIAN UTILITIES LIMITED
An ATCO Company

Release

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

RECEIVED
2004 AUG 12 A 8:
OFFICE OF ... CORPORATE FIN...

FOR IMMEDIATE RELEASE

CANADIAN UTILITIES LIMITED DECLARES DIVIDENDS

CALGARY, July 30, 2004 – The Board of Directors of Canadian Utilities Limited has declared the following quarterly dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2004)	Payment Date (2004)
Class A Non-Voting	CU	0.53	12-Aug	01-Sep
Class B Common	CU.X	0.53	12-Aug	01-Sep
Series Q 5.90%	CU.PR.T	0.368750	12-Aug	01-Sep
Series R 5.30%	CU.PR.V	0.331250	12-Aug	01-Sep
Series S 6.60%	CU.PR.D	0.412500	12-Aug	01-Sep
Series W 5.80%	CU.PR.A	0.362500	12-Aug	01-Sep
Series X 6.00%	CU.PR.B	0.375000	12-Aug	01-Sep

Canadian Utilities Limited is part of the ATCO Group of Companies. ATCO Group is an Alberta based corporation with a worldwide organization of companies and more than 7,000 employees engaged in Power Generation, Utilities, Logistics and Energy Services, Industrials, and Technologies. More information about Canadian Utilities Limited can be found on the website, www.canadian-utilities.com.

Contact: J.A. Campbell
Senior Vice President, Finance
and Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502